 Exhibit 99.1

500.com Limited Announces Unaudited Financial Results for the Second Quarter of 2019

SHENZHEN, China, August 6, 2019—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the second quarter ended June 30, 2019.

Physical Sales Channels of Sports Lottery Tickets

In March 2018, the Company entered into a framework agreement with the China Sports Lottery Administration Center (“CSLA”), pursuant to which the Company will cooperate with CSLA to develop physical channels to sell sports lottery tickets.

As of the reporting date, the Company had entered into framework agreements with Tianjin, Hunan and several other provincial (including regional and municipal) sports lottery centers and started operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China. The Company is committed to assisting sports lottery sales organizations throughout the country to improve the distribution of physical sales channel outlets in order to facilitate sports lottery ticket purchases and optimize the experience of lottery purchasers.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

Second Quarter 2019 Highlights

•	Net revenues were RMB11.1 million (US$1.6 million), compared with RMB14.3 million for the first quarter of 2019, and RMB30.4 million for the second quarter of 2018.

•	Operating loss was RMB138.3 million (US$20.1 million), compared with operating loss of RMB97.3 million for the first quarter of 2019, and operating loss of RMB72.0 million for the second quarter of 2018.

•	Non-GAAP[1] operating loss was RMB118.1 million (US$17.2 million), compared with non-GAAP operating loss of RMB68.6 million for the first quarter of 2019, and non-GAAP operating loss of RMB52.7 million for the second quarter of 2018.

•	Net loss attributable to 500.com was RMB137.8 million (US$20.1 million), compared with net loss attributable to 500.com of RMB93.2 million for the first quarter of 2019, and net loss attributable to 500.com of RMB48.6 million for the second quarter of 2018.

•	Non-GAAP net loss attributable to 500.com was RMB117.6 million (US$17.1 million), compared with non-GAAP net loss attributable to 500.com of RMB64.5 million for the first quarter of 2019, and non-GAAP net loss attributable to 500.com of RMB29.3 million for the second quarter of 2018.

1

•	Basic and diluted losses per ADS were RMB3.22 (US$0.47).

•	Non-GAAP basic and diluted losses per ADS were RMB2.74 (US$0.40).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2

Mr. Zhengming Pan, the CEO of 500.com, stated, “Since we voluntarily suspended our online lottery sales operations in April 2015, we have continued to engage in new and promising initiatives to increase our revenue base. For example, we acquired The Multi Group, or TMG, in July 2017, and revenue from TMG is a major component of our current revenue. In addition, in March 2018, we entered into a framework agreement with CSLA, pursuant to which we will cooperate with CSLA to develop physical channels to sell sports lottery tickets. In that regard, we have entered into framework agreements with Tianjin, Hunan and several other provinces and cities in China to assist them in developing physical sales channels of sports lottery tickets. We also have started operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China. We will continue to look for additional opportunities to enhance value for our shareholders.”

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Second Quarter 2019 Financial Results

Net Revenues

Net revenues were RMB11.1 million (US$1.6 million) for the second quarter of 2019, representing a decrease of RMB19.3 million or 63.5% from RMB30.4 million for the second quarter of 2018 and a decrease of RMB3.2 million or 22.4% from RMB14.3 million for the first quarter of 2019. Net revenues during the second quarter of 2019 consisted primarily of RMB11.0 million (EUR1.4 million) in revenue contribution from the Company’s online lottery betting and online casino in Europe through TMG, which accounted for 99.1% of total net revenues. The year-over-year decrease was mainly attributable to a decrease of RMB16.1 million resulting from the website migration in connection with the conversion of TMG’s Swedish license, which migration required users to re-register, and a decrease of RMB3.1 million caused by the ceased operation of sports information services in China in March 2019. The sequential decrease was mainly attributable to a decrease of RMB3.3 million caused by the ceased operation of sports information services in China in March 2019.

Operating Expenses

Operating expenses were RMB87.8 million (US$12.8 million) for the second quarter of 2019, representing a decrease of RMB23.0 million or 20.8% from RMB110.8 million for the second quarter of 2018, and a decrease of RMB23.4 million or 21.0% from RMB111.2 million for the first quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB14.5 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, a decrease of RMB2.8 million in lottery insurance costs for TMG associated with its reduced online lottery operations, a decrease of RMB2.5 million in consulting expenses, a decrease of RMB2.4 million in expenses for employees, a decrease of RMB0.8 million in depreciation and amortization associated with leasehold improvements, a decrease of RMB0.8 million in account handling expenses and a decrease of RMB0.4 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, which were partially offset by an increase of RMB1.1 million in regulatory and compliance fees related to TMG’s Swedish license, and an increase of RMB0.9 million in share-based compensation expenses associated with share options granted to the Company’s employees. The sequential decrease was mainly due to a decrease of RMB8.5 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB8.5 million in depreciation and amortization associated with leasehold improvements, a decrease of RMB4.4 million in marketing and promotional expenses mainly relating to a change in TMG’s marketing strategy, a decrease of RMB0.9 million in expenses for employees and a decrease of RMB0.5 million in account handling expenses.

Cost of services was RMB16.5 million (US$2.4 million) for the second quarter of 2019, representing a decrease of RMB2.9 million or 14.9% from RMB19.4 million for the second quarter of 2018, and a slight decrease of RMB0.5 million or 2.9% from RMB17.0 million for the first quarter of 2019. The year-over-year decrease was mainly attributable to a decrease of RMB2.8 million in lottery insurance costs, a decrease of RMB0.8 million in account handling expenses and a decrease of RMB0.4 in platform service costs. All of the above decreases were associated with TMG’s reduced online lottery and online casino operations, which were partially offset by an increase of RMB1.1 million in regulatory and compliance fees related to TMG’s Swedish license.

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Sales and marketing expenses were RMB9.6 million (US$1.4 million) for the second quarter of 2019, representing a decrease of RMB11.9 million or 55.3% from RMB21.5 million for the second quarter of 2018, and a decrease of RMB5.2 million or 35.1% from RMB14.8 million for the first quarter of 2019. The year-over-year decrease was mainly attributable to a decrease of RMB14.5 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, which was partially offset by an increase of RMB1.6 million in expenses for employees in connection with the operation of physical sales channels of sports lottery tickets started in the third quarter of 2018, an increase of RMB0.3 million in depreciation associated with leasehold improvements for the Company’s provincial offices for physical sales channels of sports lottery tickets and an increase of RMB0.3 million in rental expenses associated with the Company’s provincial offices for physical sales channels of sports lottery tickets. The sequential decrease was mainly attributable to a decrease of RMB4.4 million in marketing and promotional expenses mainly relating to a change in TMG’s marketing strategy and a decrease of RMB0.9 million in share-based compensation expenses associated with share options granted to the Company’s employees.

General and administrative expenses were RMB50.0 million (US$7.3 million) for the second quarter of 2019, representing a decrease of RMB6.1 million or 10.9% from RMB56.1 million for the second quarter of 2018, and a decrease of RMB15.7 million or 23.9% from RMB65.7 million for the first quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB2.9 million in expenses for employees, a decrease of RMB2.1 million in consulting expenses and a decrease of RMB1.1 million in depreciation and amortization associated with leasehold improvements. The sequential decrease was mainly due to a decrease of RMB8.5 million in depreciation and amortization associated with leasehold improvements, a decrease of RMB6.1 million in share-based compensation expenses associated with share options granted to the Company’s employees, and a decrease of RMB1.0 million in expenses for employees.

Service development expenses were RMB11.8 million (US$1.7 million) for the second quarter of 2019, representing a decrease of RMB1.9 million or 13.9% from RMB13.7 million for the second quarter of 2018, and a decrease of RMB2.0 million or 14.5% from RMB13.8 million for the first quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB1.1 million in expenses for employees, a decrease of RMB0.3 million in consulting expenses, and a decrease of RMB0.2 million in share-based compensation expenses associated with share options granted to the Company’s employees. The sequential decrease was mainly due to a decrease of RMB1.6 million in share-based compensation expenses associated with share options granted to the Company’s employees and a decrease of RMB0.2 million in expenses for employees.

Impairment of Goodwill

Impairment of goodwill was RMB57.2 million (US$8.3 million) for the second quarter of 2019. There was no such impairment for the first quarter of 2019 and the second quarter of 2018. The impairment of goodwill was related to the Company’s acquisition of TMG.

Operating Loss

Operating loss was RMB138.3 million (US$20.1 million) for the second quarter of 2019, including the impairment of goodwill of RMB57.2 million (US$8.3 million), compared with operating loss of RMB72.0 million for the second quarter of 2018, and operating loss of RMB97.3 million for the first quarter of 2019.

Non-GAAP operating loss was RMB118.1 million (US$17.2 million) for the second quarter of 2019, compared with non-GAAP operating loss of RMB52.7 million for the second quarter of 2018, and non-GAAP operating loss of RMB68.6 million for the first quarter of 2019.

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Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB137.8 million (US$20.1 million) for the second quarter of 2019, compared with net loss attributable to 500.com of RMB48.6 million for the second quarter of 2018, and net loss attributable to 500.com of RMB93.2 million for the first quarter of 2019. The year-over-year increase was mainly due to an impairment provision of RMB57.2 million for goodwill during the second quarter of 2019 and a reversal of uncertain tax liabilities of RMB20.7 million during the second quarter of 2018. The sequential increase was mainly due to an impairment provision of RMB57.2 million for goodwill during the second quarter of 2019.

Non-GAAP net loss attributable to 500.com was RMB117.6 million (US$17.1 million) for the second quarter of 2019, compared with non-GAAP net loss attributable to 500.com of RMB29.3 million for the second quarter of 2018, and non-GAAP net loss attributable to 500.com of RMB64.5 million for the first quarter of 2019.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of June 30, 2019, the Company had cash and cash equivalents of RMB312.5 million (US$45.5 million), restricted cash2 of RMB4.3 million (US$0.6 million) and time deposits3 of RMB137.5 million (US$20.0 million), compared with cash and cash equivalents of RMB386.6 million, restricted cash of RMB4.2 million and short-term investments of RMB100.0 million as of March 31, 2019.

Prepayments and Other Current Assets

As of June 30, 2019, the balance of prepayment and other current assets was RMB54.0 million (US$7.9 million), compared with RMB66.7 million as of March 31, 2019. The balance as of June 30, 2019 mainly included: (i) the current portion of deferred expenses of RMB9.7 million (US$1.4 million); (ii) receivables from third party payment providers of RMB4.5 million (US$0.7 million); (iii) deposit receivables of RMB1.9 million (US$0.3 million); (iv) receivables of consideration from disposal of subsidiaries of RMB4.3 million (US$0.6 million); (v) deductible value added input tax of RMB13.9 million (US$2.0 million); and (vi) other receivables of RMB19.7 million (US$2.9 million).

2 Restricted cash represents: (i) government grants received but pending final clearance; and (ii) deposits in Sata bank in Malta yet to be withdrawn.

3Time deposits represent six-month fixed-interest deposits with commercial banks.

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Business Outlook

The Company does not expect to issue any earnings forecast until it receives clear instructions as to the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8650 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019, and all translations from Renminbi to EUR were made at the exchange rate of RMB7.6488 to EUR1.00, which was the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2019.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

9

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	435,133	312,546	45,527
Restricted cash	1,254	4,289	625
Time deposits		137,494	20,028
Short-term investments	100,000	-	-
Amounts due from related parties		10,181	1,483
Prepayments and other current assets	65,198	53,973	7,862
Total current assets	601,585	518,483	75,525

Non-current assets:
Property and equipment, net	97,195	78,768	11,474
Intangible assets, net	214,962	201,056	29,287
Deposits	5,152	4,954	722
Long-term investments	194,375	181,475	26,435
Other non-current assets*	3,563	50,923	7,418
Goodwill	129,752	71,276	10,383
Total non-current assets	644,999	588,452	85,719

TOTAL ASSETS	1,246,584	1,106,935	161,244

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	9,779	5,021	731
Accrued expenses and other current liabilities	88,149	59,689	8,695
Income tax payable	1,766	1,972	287
Other short-term liabilities*	-	14,405	2,098
Total current liabilities	99,694	81,087	11,811

Non-current liabilities:
Long-term payables	4,196	3,626	528
Deferred tax liabilities	7,744	7,281	1,061
Other long-term liabilities*	-	45,417	6,616
Total non-current liabilities	11,940	56,324	8,205

TOTAL LIABILITIES	111,634	137,411	20,016

Redeemable noncontrolling interest	29,388	29,388	4,281

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2018 and June 30, 2019; 350,804,532 and 419,752,602 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively	121	146	21
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2018 and June 30, 2019; 74,400,299 and 10,000,099 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively	28	4	1
Additional paid-in capital	2,431,924	2,502,051	364,465
Treasury shares	(143,780)	(143,780)	(20,944)
Accumulated deficit	(1,309,424)	(1,540,452)	(224,392)
Accumulated other comprehensive income	137,736	136,764	19,922
Total 500.com Limited shareholders’ equity	1,116,605	954,733	139,073
Noncontrolling interests	(11,043)	(14,597)	(2,126)
Total shareholders' equity	1,105,562	940,136	136,947

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	1,246,584	1,106,935	161,244

* We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. As a result of adoption of the standard, we recognized a right-of-use asset of approximately RMB49 million in other non-current assets, and a lease liability of approximately RMB14 million and RMB45 million in other short-term liabilities and other long-term liabilities, respectively, on our consolidated balance sheet as of June 30, 2019.

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500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	30,394	14,277	11,133	1,622	68,820	25,410	3,701

Operating costs and expenses:
Cost of services	(19,425)	(17,008)	(16,455)	(2,397)	(40,959)	(33,463)	(4,874)
Sales and marketing expenses	(21,521)	(14,765)	(9,567)	(1,394)	(43,028)	(24,332)	(3,544)
General and administrative expenses	(56,147)	(65,679)	(49,991)	(7,282)	(114,089)	(115,670)	(16,849)
Service development expenses	(13,725)	(13,787)	(11,825)	(1,723)	(28,395)	(25,612)	(3,731)
Total operating expenses	(110,818)	(111,239)	(87,838)	(12,796)	(226,471)	(199,077)	(28,998)
Other operating income	5,888	3,763	974	142	5,426	4,737	690
Government grant	2,685	2,645	377	55	3,675	3,022	440
Other operating expenses	(162)	(6,760)	(5,707)	(831)	(365)	(12,467)	(1,816)
Impairment of goodwill	-	-	(57,218)	(8,335)	-	(57,218)	(8,335)
Operating loss from continuing operations	(72,013)	(97,314)	(138,279)	(20,143)	(148,915)	(235,593)	(34,318)
Other (expenses) income, net	(120)	388	1	-	(229)	389	57
Interest income	4,164	3,690	3,405	496	7,778	7,095	1,034
Loss from equity method investments	(2,773)	(343)	(6,568)	(957)	(4,356)	(6,911)	(1,007)
Gain from disposal of a subsidiary	93	-	-	-	1,935	-	-
Loss before income tax	(70,649)	(93,579)	(141,441)	(20,604)	(143,787)	(235,020)	(34,234)
Income tax benefit	20,497	98	342	50	21,610	440	64
Net loss from continuing operations	(50,152)	(93,481)	(141,099)	(20,554)	(122,177)	(234,580)	(34,170)

Income from discontinued operations, net of applicable income taxes	-	-	-	-	2,183	-	-
Gain on disposal of discontinued operations, net of applicable income taxes	-	-	-	-	10,160	-	-
Net income from discontinued operations, net of applicable income taxes	-	-	-	-	12,343	-	-
Net loss	(50,152)	(93,481)	(141,099)	(20,554)	(109,834)	(234,580)	(34,170)
Less: Net loss attributable to noncontrolling interest and Redeemable noncontrolling interest from continuing operations	(1,503)	(248)	(3,306)	(482)	(3,483)	(3,554)	(518)
Less: Net income attributable to noncontrolling interest from discontinued operations	-	-	-	-	1,099	-	-
Net loss attributable to noncontrolling interests	(533)	(248)	(3,306)	(482)	(1,020)	(3,554)	(518)
Net loss attributable to Redeemable noncontrolling interests	(970)	-	-	-	(1,364)	-	-
Net loss attributable to 500.com Limited	(48,649)	(93,233)	(137,793)	(20,072)	(107,450)	(231,026)	(33,652)
Other comprehensive loss
Foreign currency translation gain (loss)	35,305	(8,858)	7,886	1,149	9,287	(972)	(142)
Other comprehensive income (loss), net of tax	35,305	(8,858)	7,886	1,149	9,287	(972)	(142)
Comprehensive loss	(14,847)	(102,339)	(133,213)	(19,405)	(100,547)	(235,552)	(34,312)
Less: Comprehensive loss attributable to noncontrolling interests and Redeemable noncontrolling interest	(2,815)	(248)	(3,306)	(482)	(1,822)	(3,554)	(518)
Comprehensive loss attributable to 500.com Limited	(12,032)	(102,091)	(129,907)	(18,923)	(98,725)	(231,998)	(33,794)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	417,329,462	425,828,633	428,561,237	428,561,237	413,593,195	427,202,484	427,202,484
Diluted	417,329,462	425,828,633	428,561,237	428,561,237	413,593,195	427,202,484	427,202,484

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(0.12)	(0.22)	(0.32)	(0.05)	(0.56)	(0.54)	(0.08)
Net income from discontinued operations	-	-	-	-	0.30	-	-
Net loss	(0.12)	(0.22)	(0.32)	(0.05)	(0.26)	(0.54)	(0.08)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(1.20)	(2.20)	(3.22)	(0.47)	(2.90)	(5.41)	(0.79)
Net income from discontinued operations	-	-	-	-	0.30	-	-
Net loss	(1.20)	(2.20)	(3.22)	(0.47)	(2.60)	(5.41)	(0.79)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(72,013)	(97,314)	(138,279)	(20,143)	(148,915)	(235,593)	(34,318)
Adjustment for share-based compensation expenses	19,331	28,716	20,203	2,943	40,698	48,919	7,126
Adjusted operating loss from continuing operations (non-GAAP)	(52,682)	(68,598)	(118,076)	(17,200)	(108,217)	(186,674)	(27,192)

Net loss attributable to 500.com Limited from continuing operations	(48,649)	(93,233)	(137,793)	(20,072)	(119,793)	(231,026)	(33,652)
Net income attributable to 500.com Limited from discontinued operations	-	-	-	-	12,343	-	-
Net loss attributable to 500.com Limited	(48,649)	(93,233)	(137,793)	(20,072)	(107,450)	(231,026)	(33,652)
Adjustment for share-based compensation expenses	19,331	28,716	20,203	2,943	40,698	48,919	7,126
Adjusted net loss attributable to 500.com Limited from continuing operations (non-GAAP)	(29,318)	(64,517)	(117,590)	(17,129)	(79,095)	(182,107)	(26,526)
Adjusted net income attributable to 500.com Limited from discontinued operations (non-GAAP)	-	-	-	-	12,343	-	-
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(29,318)	(64,517)	(117,590)	(17,129)	(66,752)	(182,107)	(26,526)

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.07)	(0.15)	(0.27)	(0.04)	(0.19)	(0.43)	(0.06)
Net income from discontinued operations (non-GAAP)	-	-	-	-	0.03	-	-
Net loss (non-GAAP)	(0.07)	(0.15)	(0.27)	(0.04)	(0.16)	(0.43)	(0.06)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.70)	(1.52)	(2.74)	(0.40)	(1.91)	(4.26)	(0.62)
Net income from discontinued operations (non-GAAP)	-	-	-	-	0.30	-	-
Net loss (non-GAAP)	(0.70)	(1.52)	(2.74)	(0.40)	(1.61)	(4.26)	(0.62)

Basic	417,329,462	425,828,633	428,561,237	428,561,237	413,593,195	427,202,484	427,202,484
Diluted	417,329,462	425,828,633	428,561,237	428,561,237	413,593,195	427,202,484	427,202,484

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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